

Mail Stop 3561

October 15, 2009

Mr. James A. Egide
Global Pari-Mutuel Services, Inc.
1231 West Honeysuckle Lane
Chandler, AZ 85248

>   **Re: Global Pari-Mutuel Services, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed April 1, 2009**
>   **Form 10-Q for the quarter ended March 31, 2009**
>   **Filed May 6, 2009**
>   **Form 10-Q for the quarter ended June 30, 2009**
>   **Filed August 18, 2009**
>   **File No. 0-32509**

Dear Mr. Egide:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Jennifer Thompson
                                    Accounting Branch Chief